                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-67015


++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information contained in this Prospectus is not complete and may be       +
+changed. We may not sell these securities until the Registration Statement    +
+filed with the Securities and Exchange Commission is effective. This          +
+Prospectus is not an offer to sell these securities, and we are not           +
+soliciting offers to buy these securities in any state where the offer or     +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  Subject to Completion. Dated March 17, 1999.

          Prospectus Supplement to Prospectus dated December 9, 1998.

                                  $150,000,000

                          Universal Foods Corporation

                            % Notes due


                                  -----------

  Universal Foods Corporation will pay interest on the Notes on         and
          of each year. The first such payment will be made on          ,
     . The Notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                           Per Note    Total
                                                           -------- ------------
Initial public offering price.............................        % $150,000,000
Underwriting discount.....................................
Proceeds, before expenses, to the Company.................

  The initial public offering price set forth above does not include accrued
interest, if any. Interest on the Notes will accrue from March   , 1999, and
must be paid by the purchaser if Notes are delivered after March   , 1999.

                                  -----------

  The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New
York, on March   , 1999.

Goldman, Sachs & Co.

                       First Chicago Capital Markets, Inc.
                       A BANK ONE Company
                                                           ABN AMRO Incorporated

                                  -----------

                  Prospectus Supplement dated March   , 1999.

                                  THE COMPANY

    Universal Foods Corporation is an industrial marketer of high-performance components that add functionality to foods, cosmetics, pharmaceuticals and other products. Our principal products include:

  . flavors, flavor enhancers, and aroma chemicals for foods, beverages, dairy/ice cream products, animal feed, personal care and household items;

  . certified synthetic and natural colors for foods, cosmetics, specialty inks and pharmaceuticals;

  . dehydrated vegetable products sold primarily to food processors; and

  . a broad line of yeast products for commercial baking and other uses.

    We have organized our business into five divisions: Flavor, Color, Dehydrated Products, Red Star Yeast & Products, and Asia Pacific.

                                Flavor Division

    We are a leading manufacturer and supplier of flavors, ingredient systems and aroma chemicals to the dairy, food processing, beverage, personal care and household products industries worldwide. We have a broad, distinctive and fully integrated product offering, ranging from savory flavor components to fully formulated flavor systems for dairy, beverage, and processed food applications.

    During 1998 we combined our bioproducts business (which was formerly operated as a separate division known as Red Star BioProducts) with our Flavor division. Our bioproducts business served the food processing, animal feed processing, and bionutrient industries with a broad line of natural extracts and specialty flavors. We produce various specialty extracts from yeast, vegetable proteins, meat, milk protein and other natural products, which are used primarily as savory flavor and texture modifiers and enhancers in processed foods. The nutritional and functional properties of these extracts also make them useful in enzyme and pharmaceutical production. We believe we are the leading supplier of yeast extracts and the second leading supplier of HVPs in the U.S. market.

    The Flavor division operates through our subsidiary, Universal Flavor Corporation, with plants in Illinois, Indiana, Michigan, Missouri, Wisconsin, Belgium, Canada, France, Germany, Italy, Mexico, Spain, and the United Kingdom.

                                 Color Division

    We believe we are the world's leading manufacturer of certified colors for use in the

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

                                    Glossary

    Some of the terms which describe our products have special meanings. They include:

  "bionutrients" are bioproducts          "HVPs" or hydrolized vegetable
  used as nutrients in the                proteins are flavors obtained by
  production of other foods or            treating proteins from wheat,
  pharmaceutical ingredients.             corn, soybeans, and other crops.


  "bioproducts" are produced from         "natural colors" are extracted
  natural sources through                 from sources in the plant and
  biological processes such as            animal kingdom. Some natural
  extraction, fermentation, or            colors are themselves nutrients or
  modification by enzyme action.          spices.


  "certified colors" are synthetic        "savory flavors" are flavor
  colors which have been approved         enhancers that provide richness
  for use in foods, drugs, or             and fullness of body associated
  cosmetics by the Food and Drug          with the taste of cooked, roasted
  Administration or, in some cases,       or fried foods.
  a regulatory authority of another
  country.

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
food industry. We make certified synthetic and natural colors for domestic and international producers of beverages, bakery products, processed foods, confections, pet foods, cosmetics and pharmaceuticals. We also make ink-jet inks and other high-purity organic dyes. The Color division operates primarily through our subsidiary, Warner-Jenkinson Company Inc., which has its principal manufacturing facility in Missouri and other plants in New Jersey, Canada, Mexico, the United Kingdom, the Netherlands, France and Italy.

    We became a supplier of ink-jet inks for the ink-jet printer market in 1997 with the acquisition of Tricon Colors, Inc. We produce pharmaceutical colors, ink-jet inks and other high-purity organic dyes in the Tricon plant, which is our second facility in New Jersey.

                          Dehydrated Products Division

    We believe we are the third largest producer of dehydrated onion and garlic products in the United States. We are also one of the largest producers and distributors of chili powder, paprika, chili pepper, and dehydrated vegetables such as parsley, celery and spinach. Domestically, we sell dehydrated products to food manufacturers for use as ingredients and also for repackaging under private labels for sale to the retail market and to the food service industry. The Dehydrated Products division operates in the United States through our subsidiary, Rogers Foods, Inc., which has its processing facilities in California.

    In addition, we believe that, based on the range of products we offer, we are one of the leading dehydrators of specialty vegetables in Europe. Our processing facilities in the Netherlands and France expand our dehydrated technology base, enabling us to produce puff and vacuum dried vegetables. Vegetables processed using these technologies rehydrate faster than vegetables processed using straight heat drying methods. This is a benefit with today's convenience foods such as soups, snacks and other dry foods.

                       Red Star Yeast & Products Division

    We believe we are the largest North American supplier of yeast to the commercial bakery market. We also export yeast and related products throughout the world. We specialize in the production of baker's yeast in cream (liquid), compressed (semi-solid), and active dry form, as well as nutritional yeast and yeast used in the wine-making process, which are all sold under the Red Star(TM) trademark. In addition, we sell active dry yeast to food processors for inclusion in bread, pizza, and similar mixes.

    We also manufacture compressed, active dry, and fast-acting dry yeast products in ready-to-use packages which are sold on grocery store shelves and in convenient packages for food service use. We believe we are the second largest supplier of yeast to the U.S. retail market.

    Red Star's domestic yeast plants are located in Wisconsin, Maryland and California.

                             Asia Pacific Division

    In 1997, we established the Asia Pacific division as a separate operating division to focus on marketing our diverse product line in the Pacific Rim under one unified name. Through the Asia Pacific division, we offer a full range of products from our other four divisions as well as products developed by regional technical teams to appeal to local preferences. Sales, marketing and technical functions previously directed by U.S. based divisions are managed through the Asia Pacific division's headquarters in Singapore. Manufacturing operations are located in Australia, Hong Kong, New Zealand, and the Philippines.
                             ADDITIONAL INFORMATION

    For additional information about the Company, see "Management's Summary Discussion and Analysis of Results of Operations and Financial Condition" and the documents we have incorporated by reference. See "Where You Can Find More Information" in the accompanying prospectus to find out how to locate documents we have incorporated by reference.



                                USE OF PROCEEDS

    The net proceeds from the sale of the Notes will be used to repay existing short-term indebtedness under our bank credit facilities and borrowings under our commercial paper program, which we used to acquire other companies, to fund capital expenditures, and to meet our working capital needs. As of March 5, 1999, $181.2 million was outstanding under our bank facilities and our commercial paper program, bearing interest at an average annual rate of approximately 5.26%. Based on the balance outstanding at March 5, 1999, we expect to use approximately $27.8 million of the net proceeds from the sale of the Notes to repay borrowings from The First National Bank of Chicago, the Trustee and an affiliate of one of the underwriters.

                                 CAPITALIZATION

    The following table shows our consolidated capitalization as of December 31, 1998, and as adjusted to give effect to the sale of the Notes and the application of the estimated net proceeds as described under "Use of Proceeds":

                                                        As of December 31, 1998
                                                        ------------------------
                                                          Actual     Adjusted
                                                        ----------- ------------
                                                        (unaudited, dollars in
                                                              thousands)
Current maturities of long-term debt and short-term
 borrowings (1)........................................ $    56,357 $     6,929
                                                        ----------- -----------
Long-term debt excluding current maturities:
    % Notes due        ,   ............................         --      150,000
  Senior notes due through January 2011 (2)............     199,000     199,000
  Commercial paper and other short-term notes (1),
   (3).................................................      70,000         --
  Various mortgage notes, capital lease obligations and
   other notes.........................................       3,186       3,186
  Notes and credit facilities payable in foreign
   currencies (4)......................................      19,118      19,118
                                                        ----------- -----------
    Total long-term debt...............................     291,304     371,304
                                                        ----------- -----------
Shareholders' equity:
  Common stock par value $0.10 a share, authorized
   100,000,000 shares (5);
   issued 53,954,874 shares............................       5,396       5,396
  Additional paid in capital...........................      74,751      74,751
  Earnings reinvested in the business..................     427,055     427,055
  Less:
  Treasury stock, at cost, 2,943,851 shares (6)........      56,047      56,047
  Accumulated other comprehensive income...............      37,127      37,127
  Other................................................       1,437       1,437
                                                        ----------- -----------
    Total shareholders' equity.........................     412,591     412,591
                                                        ----------- -----------
      Total capitalization............................. $   760,252 $   790,824
                                                        =========== ===========

--------
(1) Since December 31, 1998, we have incurred additional short-term borrowings, a portion of which will be repaid with the proceeds from the sale of the Notes. See "Use of Proceeds."
(2) These senior notes have maturities ranging from December 2002 through January 2011 and bear interest at rates ranging from 6.38% to 9.06%.
(3) We have a $70 million multi-currency revolving loan agreement which expires in August 2003. We issue short-term commercial paper obligations supported by committed lines included in the revolving loan agreement. At December 31, 1998, $70 million of short-term borrowings were classified as long-term debt reflecting our intent and ability, through the existence of the unused credit facility, to refinance these borrowings.
(4) In July 1998 we entered into a foreign currency and interest rate swap. The swap agreement converts $15 million of short-term variable rate borrowings to fixed rate borrowings payable in deutschemarks on July 27, 2008.
(5) In January 1999, the Articles of Incorporation were amended to increase the number of authorized shares of common stock to 250,000,000.
(6) As of December 31, 1998 and reflected in the above capitalization table, we purchased 3,333,196 shares of common stock under our 5,000,000-share repurchase program. From January 1, 1999 through March 5, 1999 we repurchased an additional 516,100 shares of common stock.

                            SELECTED FINANCIAL DATA

    The selected financial data appearing below should be read together with the financial statements, notes and other financial information we are incorporating by reference. See "Where You Can Find More Information" in the accompanying prospectus. The selected financial data for each of the fiscal years 1994 through 1998 are derived from our audited consolidated financial statements. The selected financial data for the three months ended December 31, 1998 and December 31, 1997, are derived from our unaudited consolidated financial statements. In our opinion, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of such periods. Our results of operations for the three months ended December 31, 1998 do not necessarily indicate what our operating results will be for the full fiscal year.

                                                                              Three months
                                                                                  ended
                                Fiscal years ended September 30,              December 31,
                          ------------------------------------------------  ------------------
                            1994      1995      1996      1997      1998      1997      1998
                          --------  --------  --------  --------  --------  --------  --------
                                 (in thousands, except per share and ratio data)
Operating Results:
 Revenue................  $929,863  $792,971  $806,352  $825,714  $856,772  $208,889  $217,535
 Cost of products sold..   616,752   518,194   533,260   551,090   556,048   137,007   141,847
 Selling and
  administrative
  expenses (1)..........   203,965   171,914   164,186   167,390   171,862    43,602    44,479
 Unusual items (2)......    12,125   (26,847)   25,000       --        --        --        --
                          --------  --------  --------  --------  --------  --------  --------
 Operating income.......    97,021   129,710    83,906   107,234   128,862    28,280    31,209
 Interest expense.......    15,888    15,107    15,266    16,798    21,185     4,966     5,757
                          --------  --------  --------  --------  --------  --------  --------
 Earnings before income
  taxes.................    81,133   114,603    68,640    90,436   107,677    23,314    25,452
 Income taxes...........    30,222    48,500    24,435    25,748    35,033     8,043     8,577
                          --------  --------  --------  --------  --------  --------  --------
 Net earnings...........  $ 50,911  $ 66,103  $ 44,205  $ 64,688  $ 72,644  $ 15,271  $ 16,875
                          ========  ========  ========  ========  ========  ========  ========
Other Operating Data:
 Ratio of earnings to
  fixed charges (3).....       4.8       7.6       4.9       5.6       5.5       5.3       5.1
 Depreciation and
  amortization..........  $ 36,378  $ 34,641  $ 33,519  $ 37,326  $ 44,232  $ 11,033  $ 12,442
 Capital expenditures...    55,071    42,562    59,012    73,502    66,063    14,819    11,243
Financial Condition (at
 end of period):
 Total debt as a
  percentage of total
  capitalization........      37.6%     34.3%     36.9%     41.1%     45.7%     43.3%     45.7%
 Working capital........  $135,676  $143,764  $162,452  $163,721  $147,935  $189,136  $155,406
 Property, plant and
  equipment, net........   255,719   259,688   268,461   308,979   355,579   312,135   353,657
 Total assets...........   763,664   776,870   780,472   887,729   991,226   889,530   995,865
 Long-term debt.........   172,235   160,678   196,869   252,526   291,588   282,554   291,304
 Shareholders' equity...   327,390   361,780   350,966   380,451   405,645   378,522   412,591

--------
(1) The fiscal 1997 results include a fourth quarter pretax charge of $7.5 million for integrating two divisions.
(2) The fiscal 1996 results include a pretax charge of $25.0 million relating to adopting Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The fiscal 1995 results include a net pretax gain of $26.8 million relating to the sale of our frozen foods business, the cost of discontinuing a product line and other items. The fiscal 1994 results include a pretax restructuring charge of $12.1 million.
(3) We have calculated the ratios of earnings to fixed charges according to a formula the SEC requires us to use. This formula has special definitions for earnings (generally, our pre-tax earnings from operations, less interest expense) and fixed charges (generally, all interest and interest-related payments and accruals). If you would like to see how we have calculated these ratios, you should review Exhibit 12.1 to the registration statement. See "Where You Can Find More Information" in the accompanying prospectus to find out how you can locate a copy of the registration statement.

                  MANAGEMENT'S SUMMARY DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

    The following is a brief discussion of our historical results of operations and financial condition and has been excerpted from the Management's Discussion and Analysis of Results of Operations and Financial Condition included in our Form 10-Q for the quarter ended December 31, 1998 and our Form 10-K for the fiscal year ended September 30, 1998. You should read those discussions and our consolidated financial statements for more complete information.

Results of Operations

Three months ended December 31, 1998 and 1997

    Revenue from operations during the three months ended December 31, 1998 increased 4.1% to $217.5 million, compared with $208.9 million in 1997. We reported strong revenue increases in the Flavor division as a result of volume gains in the U.S. combined with revenue from recent acquisitions. The Dehydrated Products division also reported increased domestic volumes. Our revenue gains were partially offset by lower sales in the Color division due to softness in the ink-jet ink and synthetic dye businesses.

    Gross profit margins increased to 34.8% for the first quarter of fiscal 1999 compared with 34.4% for the same period last year primarily due to the improvements in the U.S. market for the Flavor division and lower raw material costs at most divisions.

    Selling and administrative expenses decreased slightly to 20.4% of revenue during the three months ended December 31, 1998, compared to 20.9% for the same period last year as revenue increases significantly exceeded cost increases in the Flavor and Dehydrated Products divisions.

    As a result of higher average borrowings outstanding, interest expense in the first quarter increased to $5.8 million from $5.0 million in the same period last year. The increased borrowings were used primarily to fund acquisitions.

Fiscal Years ended September 30, 1998, 1997 and 1996

    Net earnings for 1998 were $72.6 million, compared with $64.7 million for 1997 and $44.2 million for 1996. The 1996 earnings reflect pretax charges from unusual items of $25.0 million ($16.7 million after tax).

    Revenue for 1998 increased to $856.8 million from $825.7 million in 1997 and $806.4 million in 1996. Our Dehydrated Products and Flavor divisions reported strong revenue growth in 1998. Our Dehydrated Products division revenue reflects strong volume increases in the U.S. business. Our Flavor division revenue includes modest gains in the U.S. and solid gains in the international business which benefitted from 1998 acquisitions. Our Color and Red Star Yeast & Products divisions reported modest revenue gains in 1998, while revenue for our Asia Pacific division was slightly lower than the prior year. In 1997, our Color and Dehydrated Products divisions reported solid revenue growth. Our Red Star Yeast & Products division revenue was flat reflecting the impact of customers moving to cream yeast, which reduces both revenue and product cost. Our Flavor division revenue declined in 1997 primarily from continued weakness in the dairy segment and slack demand for beef products in the United Kingdom.

    Revenue generated outside the United States, including exports, increased to 41% of revenue from 40% in 1997. Approximately 57% of 1998 and 1997 foreign revenue was derived from Europe. We also generate foreign revenue in Canada, Mexico and the Pacific Rim. Changes in foreign currency rates had no material effect on revenue and expenses in 1998.

    The cost of products sold was 64.9% of revenue in 1998, 66.7% in 1997 and 66.1% in 1996. The decrease in cost of products sold as a percent of revenue in 1998 reflects lower raw material costs in our Color and Red Star Yeast & Products divisions, combined with customers continuing to move to more sophisticated proprietary products. The increase of product costs in 1997 resulted primarily from decreased margins in the Flavor business, as market weakness in North America negatively impacted both pricing and capacity utilization.

    Selling and administrative expenses in 1998 increased 2.7% to $171.9 million from $167.4 million in 1997 and $164.2 million in 1996. Selling and administrative expenses were 20.1% of revenue in 1998, 20.3% in 1997, and 20.4% in 1996. Included in 1997 selling and administrative expenses are $7.5 million of integration expenses for the cost of combining our Red Star BioProducts and Flavor divisions.

    Operating income increased $21.7 million in 1998 to $128.9 million from $107.2 million in 1997 and $83.9 million in 1996. All divisions, except Asia Pacific, reported strong operating income increases in 1998. The Flavor division's results were favorably impacted by acquisitions and savings from the Red Star BioProducts consolidation. Operating income in 1997 includes strong gains by the Color and Dehydrated Products divisions, reduced by $7.5 million of integration expenses. Color division results include Tricon Colors, Inc. since we acquired it in the second quarter of 1997. Operating income in 1996 was reduced by unusual items which included a $20 million non-cash charge in adopting Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." We also recorded a $5.0 million restructuring charge in 1996 to address opportunities to streamline our production base, improve efficiency and reduce operating costs.

    The effective income tax rate was 32.5% in 1998, 28.5% in 1997 and 35.6% in 1996. The lower effective tax rates in 1998 and 1997 reflect settlements of prior years' issues and other items. Excluding the effect of these items, the effective tax rate would have been approximately 34.0% in 1998 and 1997.

Financial Condition

Three months ended December 31, 1998 and 1997

    The current ratio remained constant at 1.7 at December 31, 1998 and September 30, 1998. Net working capital increased $7.5 million to $155.4 million at December 31, 1998 from $147.9 million at September 30, 1998.

    Net cash provided by operating activities was $14.3 million for the quarter ended December 31, 1998, compared to $4.8 million for the quarter ended December 31, 1997. The increase in net cash provided by operating activities in fiscal 1999 was primarily due to higher earnings and depreciation and lower income tax payments.

    Net cash used in investing activities was $11.1 million for the three months ended December 31, 1998. Included in investing activities were capital additions of $11.2 million. The capital expenditure program reflects our continuing commitment to maintain and enhance product quality, further automate and upgrade manufacturing processes, and expand the business through internal growth.

    Net cash used in financing activities was $4.5 million for the quarter, compared with cash provided by financing activities of $11.0 million in the comparable period last year. Proceeds from net borrowings of $6.4 million were used primarily to fund capital expenditures and purchase treasury stock. Dividends of $6.8 million were paid during the first three months of fiscal 1999 and 1998, respectively.

Fiscal Years ended September 30, 1998, 1997 and 1996

    Cash provided by operating activities was $94.1 million in 1998, $93.7 million in 1997 and $92.0 million in 1996. The 1998 and 1997 amounts include increases in net earnings and depreciation, offset by an increase in net operating assets.

    Cash used for investing activities increased to $133.9 million in 1998 from $129.3 million in 1997 and $61.6 million in 1996. Cash used for acquisitions was $68.7 million in 1998 and $50.5 million in 1997. Capital expenditures totaled $66.1 million in 1998 and $73.5 million in 1997. Both years reflect expenditures for productivity improvements and plant expansions. In addition, the Flavor division completed construction of two technical centers in 1998. In 1999, capital expenditures are estimated to be between $65 million and $75 million; depreciation expense should approximate $45 million.

    Financing activities provided cash of $39.6 million in 1998 and $35.6 million in 1997. During 1998 and 1997 we repurchased 964,396 and 285,200 shares of treasury stock at a cost of $21.8 million and $5.8 million, respectively. Net additional borrowings were $75.0 million in 1998 compared to $59.8 million in 1997. The majority of the 1998 and 1997 borrowings were used to finance acquisitions. We use debt financing to lower our overall cost of capital, which increases the return to shareholders. We maintain debt levels considered prudent based on our cash flows, interest coverage and percentage of total debt to total capital.

    We have paid uninterrupted quarterly cash dividends since our stock began trading publicly over 35 years ago. In 1998, dividends paid per share were $0.53, up 1.9% from $0.52 in 1997, which was an increase of 4.0% over 1996.

    The impact of inflation on our financial position and results of operations has been minimal and is not expected to adversely affect 1999 results.

                           FORWARD-LOOKING STATEMENTS

    This prospectus supplement, the accompanying prospectus and the information incorporated by reference contain certain statements that are "forward-looking," within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), including statements regarding, among other matters, our beliefs, expectations, plans and estimates with respect to certain future events, the impact of governmental regulation, the impact of litigation and regulatory proceedings, actions to be taken by others and similar expressions concerning matters that are not historical facts. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual events to differ materially from those expressed in those statements.

    We do not undertake to publicly update or revise our forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized. This prospectus supplement, the prospectus and the documents we have incorporated by reference contain forward-looking statements that reflect our current assumptions and estimates of future economic circumstances, industry conditions, our performance and financial results, in particular, earnings growth and return on shareholders' equity. A variety of factors could cause our actual results and experience to differ materially from the anticipated results. These factors and assumptions include the pace and nature of new product introductions by our customers, execution of our acquisition program, industry and economic factors related to our international business, and the outcome of various productivity-improvement and cost-reduction efforts.

                            DESCRIPTION OF THE NOTES

    The following information concerning the Notes supplements and should be read together with the information in the accompanying prospectus under "Description of the Debt Securities." Capitalized terms that are not defined in this summary are defined in the accompanying prospectus or in the indenture.

                                    General

    The Notes will be issued as a series under the indenture dated November 9, 1998, between us and The First National Bank of Chicago, as Trustee. The indenture is more fully described in the accompanying prospectus.

   The Notes will be unsecured obligations of Universal Foods Corporation limited in aggregate principal amount to $150,000,000 and will mature on
 ,     .

   The Notes will bear interest from         , 1999, payable semiannually in
arrears on each         and          , beginning on     ,   , at the rate set
forth on the cover page of this prospectus supplement, to the persons in whose
names the Notes are registered on the immediately preceding          and
            , respectively.

   The principal of and interest and premium (if any) on the Notes will be payable, the transfer of Notes will be registrable and the Notes may be presented for exchange, at the corporate trust office of the Trustee, The First National Bank of Chicago, 14 Wall Street, 8th Floor, New York, New York, 10005 Attention: Corporate Trust Administration. The First National Bank of Chicago also has a commercial banking relationship with us. In addition, The First National Bank of Chicago is an affiliate of First Chicago Capital Markets, Inc., which is one of the underwriters for the offering of the Notes.

   Pursuant to the Trust Indenture Act of 1939, as amended, if a default occurs under the Notes while The First National Bank of Chicago has a conflicting interest (as defined by the Trust Indenture Act) with respect to the Notes, The First National Bank of Chicago is required to resign as Trustee within 90 days of default unless the default is cured, duly waived or otherwise eliminated or a new trustee is appointed.

   As long as the Notes are represented by Global Debt Securities, the interest payable on the Notes will be paid to Cede & Co., the nominee of DTC, or its registered assigns as the registered owner of the Global Debt Securities, by wire transfer of immediately available funds on each of the applicable interest payment dates. If the Notes are no longer represented by Global Debt Securities, payment of interest may, at our option, be made by check mailed to the address of the person entitled thereto. No service charge will be made for any transfer or exchange of Notes, but we may require payment of an amount sufficient to cover any tax or other governmental charge payable in connection therewith.

   No sinking fund is provided for the Notes.

                            Operational Redemption

   The Notes will not be redeemable, in whole or in part, at our option prior to maturity.

                                  Defeasance

   The provisions described in the accompanying prospectus under the caption "Description of the Debt Securities--Defeasance" are applicable to the Notes.

                         Book-Entry, Delivery and Form

   The Notes will be represented by Global Debt Securities that will be deposited with, or on behalf of, DTC, as Depositary, and registered in the name of Cede & Co., the nominee of DTC.

   Unless and until they are exchanged in whole or in part for certificated notes in definitive form, the Global Debt Securities may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor depositary or a nominee of such successor depositary.

   You can read more about DTC and its procedures with respect to the Notes in the accompanying prospectus under the headings "About DTC" and "Description of the Debt Securities--Registration, Transfer, and Payment of Interest and Principal."

                             VALIDITY OF THE NOTES

    The validity of the Notes offered in this prospectus supplement will be passed upon for us by Whyte Hirschboeck Dudek S.C., Milwaukee, Wisconsin, and for the underwriters by Sullivan & Cromwell, New York, New York.

                                  UNDERWRITING

    The Company and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the Notes. Subject to certain conditions, each Underwriter has severally agreed to purchase the aggregate principal amount of Notes indicated in the following table.

                                                                     Principal
                                                                     Amount of
                             Underwriters                              Notes
                             ------------                           ------------
   Goldman, Sachs & Co.............................................
   First Chicago Capital Markets, Inc..............................
   ABN AMRO Incorporated...........................................
                                                                    ------------
     Total......................................................... $150,000,000
                                                                    ============

                                ----------------


    Notes sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any Notes sold by the Underwriters to securities dealers may be sold at a
discount from the initial offering price of up to    % of the principal amount
of the Notes. Any such securities dealers may resell any Notes purchased from the Underwriters to certain other brokers or dealers at a discount from the
initial offering price of up to   % of the principal amount of the Notes. If
all the Notes are not sold at the initial offering price, the Underwriters may change the offering price and the other selling terms.

    The Notes are a new issue of debt securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

    In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater aggregate principal amount of Notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

    The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter is required to repay to the Underwriters a portion of the underwriting discount received by it because the Underwriters have repurchased Notes sold by or for the account of such Underwriter in stabilizing or short covering transactions.

    These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

    The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $ .

    In the ordinary course of business, Goldman, Sachs & Co. has in the past performed, and may in the future perform, investment banking services for the Company for which it has received, and may in the future receive, fees or other compensation. Affiliates of both First Chicago Capital Markets, Inc. and ABN AMRO Incorporated have engaged, and may in the future engage, in general financing and banking transactions with the Company for which they have received, and may in the future receive, compensation in the ordinary course of business. The First National Bank of Chicago, an affiliate of First Chicago Capital Markets, Inc. is Trustee under the indenture for the Notes. In addition, affiliates of both First Chicago Capital Markets, Inc. and ABN AMRO Incorporated are lenders to us under our revolving credit facility and may receive a portion of the amounts repaid under our revolving credit facility with the proceeds of this offering. See "Use of Proceeds." Accordingly, this offering is being made in compliance with Section 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                          Universal Foods Corporation
[UNIVERSAL FOODS LOGO APPEARS HERE]

                     Up to $300,000,000 of Debt Securities

    We may offer debt securities from time to time in one or more series and in amounts, at prices and on terms to be determined at the time we offer them. The total offering price of the debt securities will not exceed $300,000,000. For information about the terms of the debt securities, see "Description of the Debt Securities."

    This prospectus may not be used to sell the debt securities unless we also furnish you with a prospectus supplement which contains the final terms for each series of debt securities. You should read this prospectus and any prospectus supplement carefully before you invest.

    The debt securities are not listed for trading on any national securities exchange or on The Nasdaq Stock Market.

    The accompanying prospectus supplement identifies any underwriters involved in the sale of the debt securities, the amount to be purchased by them and the compensation they will receive. For more information, see "Plan of Distribution."

                               ----------------

    Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

                       Prospectus dated December 9, 1998.

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this process, we may sell debt securities in one or more offerings for up to a total dollar amount of $300,000,000. This prospectus provides you with a general description of the debt securities. Each time we offer a series of debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file, including the registration statement, at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, or its public reference rooms located in New York, New York and Chicago, Illinois. You may call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public on the SEC's web site at http://www.sec.gov. They are located in the EDGAR database on that web site.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC (including any filings we make prior to the effectiveness of the registration statement) under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all the debt securities.

  . Our Annual Report on Form 10-K for the fiscal year ended September 30,
    1997;

  . Our Quarterly Reports on Form 10-Q for the quarters ended December 31,
    1997, March 31, 1998, and June 30, 1998;

  . Our Current Report on Form 8-K dated April 10, 1998, which describes the
    2-for-1 stock split we completed in May, 1998; and

  . Our Registration Statement on Form 8-A dated July 20, 1998 and our
    Current Reports on Form 8-K dated June 26, 1998 and August 6, 1998, which relate to a preferred share purchase rights plan we adopted in June, 1998.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

  John L. Hammond
  Universal Foods Corporation
  433 East Michigan Street
  Milwaukee, Wisconsin 53202
  (414) 271-6755

                                  THE COMPANY

    Universal Foods Corporation is an industrial marketer of high-performance components that add functionality to foods, cosmetics, pharmaceuticals and other products. Our principal products include:

  . flavors, flavor enhancers, and aroma chemicals, for foods, beverages, dairy/ice cream products, animal feed, personal care and household items;

  . certified synthetic and natural colors for foods, cosmetics, specialty inks and pharmaceuticals;

  . dehydrated vegetable products sold primarily to food processors; and

  . a broad line of yeast products for commercial baking and other uses.

    For additional information, see the documents we have incorporated by reference. See "Where You Can Find More Information."

                      RATIOS OF EARNINGS TO FIXED CHARGES

    Our consolidated ratios of earnings to fixed charges for the nine month periods ended June 30, 1997 and 1998 and for each of the fiscal years ended September 30, 1993 through 1997 are as follows:

           Fiscal years ended September 30,                 Nine months ended June 30,
   ------------------------------------------------      --------------------------------
   1993      1994       1995       1996       1997            1997             1998
   ----      ----       ----       ----       ----            ----             ----
   5.5       4.8        7.6        4.9        5.6             5.9              5.4

    We have calculated the ratios of earnings to fixed charges according to a formula the SEC requires us to use. This formula has special definitions for earnings (generally, our pre-tax earnings from operations, less interest expense) and fixed charges (generally, all interest and interest-related payments and accruals). If you would like to see how we have calculated these ratios, you should review Exhibit 12.1 to the registration statement. See "Where You Can Find More Information" to find out how you can locate a copy of the registration statement.

                                USE OF PROCEEDS

    The prospectus supplement will describe how we will use the net proceeds from the sale of a particular series of debt securities.

                       DESCRIPTION OF THE DEBT SECURITIES

General

    We will issue the debt securities under an indenture dated November 9, 1998. The First National Bank of Chicago, a national banking association, is the Trustee under the indenture.

    We have summarized selected provisions of the indenture below. The summary is not complete. The form of the indenture has been filed as an exhibit to the registration statement and you should read the indenture for more information on provisions that may be important to you. See "Where You Can Find More Information" to find out how to locate the indenture. You may also review the indenture at the Trustee's offices at One First National Plaza, Suite 0126, Chicago, Illinois 60670-0126.

    In the summary below, we have included references to section numbers of the indenture so that you can easily locate these provisions. Capitalized terms that are not defined in this summary are defined in the indenture.

    A prospectus supplement relating to any series of debt securities that we offer will include specific terms relating to that series. These terms will include some or all of the following:

  . The total principal amount;

  . The dates on which principal will be payable;

  . The interest rate and the interest payment dates;

  . Any discount or premium at which we will offer that series of debt securities to the public;

  . Any payments due if the maturity is accelerated;

  . Any optional redemption periods;

  . Any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem that series of debt securities;

  . Any provisions granting special rights to holders when a specified event occurs;

  . Any changes to or additional Events of Default or covenants;

  . Any special tax implications of that series of debt securities; and

  . Any other terms of that series of debt securities.

    The indenture does not limit the amount of debt securities that may be issued. The indenture allows debt securities to be issued up to any principal amount that we may authorize and in any currency or currency unit we designate.

    Debt securities of a series may be issued in registered or global form [Section 301(16)].

Concerning the Trustee and Paying Agent

    The Trustee may resign at any time or may be removed by the holders of at least a majority in aggregate principal amount of any series of the outstanding debt securities. If the Trustee resigns, is removed or becomes incapable of acting as Trustee or if a vacancy occurs in the office of the Trustee for any cause, a successor Trustee shall be appointed in accordance with the provisions of the indenture.

    The Trustee will also act as paying agent for the debt securities, unless a different paying agent is identified in any prospectus supplement.

Denominations

    The prospectus supplement for each series of debt securities will state whether the debt securities will be issued in registered form in multiples of $1,000.

Consolidation, Merger or Sale

    The indenture generally permits a consolidation or merger between the Company and another corporation. It also permits the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation (if other than us) must assume all of our responsibilities and liabilities under the indenture including the payment of all amounts payable on the debt securities and performance of all the covenants in the indenture. If we sell all or substantially all of our assets, we will be released from all our liabilities and obligations under the indenture and under the debt securities. [Sections 801 and 802]

    However, the Company may only consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the indenture. Briefly, under the indenture, the merger must not cause an Event of Default to occur. Also, the debt securities must be secured equally and ratably with any other debt secured by a mortgage, pledge, lien or other security interest arising as a result of the merger, unless such mortgage, pledge, lien or other security interest is otherwise permitted by the indenture. [Section 801]. The remaining or acquiring corporation will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. Thereafter, the successor corporation may exercise our rights and powers under the indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor corporation.

Modification of Indenture

    Under the indenture, our rights and obligations and the rights of the holders may be modified with the consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, or reduction of the percentage of holders required to consent to modifications, is effective against any holder without its consent. [Section 902]

Events of Default

    "Event of Default" when used in the indenture, means any of the following [Section 501]:

  . failure to pay the principal of or any premium on any debt security when due;

  . failure to deposit any sinking fund payment when due;

  . failure to pay interest on any debt security for 30 days;

  . failure to perform, or breach of, any other covenant in the indenture that continues for 60 days after we are given written notice;

  . a principal payment default at maturity on other debt for borrowed money totaling $10 million or more, or our obligation to repay other debt for borrowed money totaling $10 million or more is accelerated by our lenders, unless, within 10 days from the date we receive a notice of such default under the indenture from the Trustee or the holders of the debt securities, we either pay the other debt in full or cause the acceleration of the other debt to be rescinded;

  . certain events of bankruptcy, insolvency or reorganization; or

  . any other Event of Default for that series of debt securities.

    An Event of Default for a particular series of debt securities may, but does not necessarily constitute an Event of Default for any other series of debt securities. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest on the debt securities) if it decides that withholding notice is in the best interests of the holders. [Section 602]

    If an Event of Default for any series of debt securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain exceptions (such as an Event of Default arising from our bankruptcy or insolvency), the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. [Section 502]

    The Trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity against costs, expenses and liabilities. [Section 603(5)] If they provide this reasonable indemnification, the holders of a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of debt securities. [Section 512]

---------------------------------------
Other Defined Terms. As used in
both the Restrictions on Liens
covenant and the Restrictions on
Sale and Leasebacks covenant:

"Attributable Debt" means the
total net amount of rent that is
required to be paid during the
remaining term of any lease
(discounted at the rate of
interest in the lease or, if this
is not available, at the highest
rate of interest of any series of
debt securities compounded semi-
annually).

"Consolidated Net Tangible Assets"
means the total amount of assets
(less reserves and certain other
permitted deductible items), after
subtracting all current
liabilities and all goodwill,
trade names, trademarks, patents,
unamortized debt discounts and
expenses and similar intangible
assets, as such amounts appear on
our most recent consolidated
balance sheet and computed in
accordance with generally accepted
accounting principles.

"Domestic Subsidiary" means any of
our Subsidiaries which is
incorporated or organized in the
United States. A "Subsidiary" is a
corporation in which the Company
and/or one or more of our other
Subsidiaries owns at least 50% of
the voting stock.

"Funded Debt" means all debt for
borrowed money that:
  . has a maturity of 12 months or
    more from the date on which
    the calculation of Funded Debt
    is made; or

  . has a maturity of less than 12
    months from that date but is
    by its terms renewable or
    extendible beyond 12 months
    from that date at the option
    of the borrower.

"Principal Domestic Manufacturing
Property" means any building or
other structure or facility, and
the land on which it sits and its
associated fixtures, used
primarily for manufacturing or
processing and that is located in
the United States which has a book
value, before depreciation, of
greater than 5% of Consolidated
Net Tangible Assets, other than a
building, structure or other
facility that our Board of
Directors has determined is not of
material importance to the total
business that we and our
subsidiaries conduct.
---------------------------------------

Covenants

    Under the indenture, we have agreed to:

  . pay the principal of and interest and any premium on the debt securities when due [Section 1001];

  . maintain a place of payment [Section 1002];

  . deposit sufficient funds with the paying agent on or before the due date for any principal, interest or any premium payment or, if we act as our own paying agent, segregate such funds and hold them in trust for the benefit of the holders of the debt securities [Section 1003];

  . maintain our corporate existence and our properties and assets and pay all material taxes and claims (except those we are contesting in good faith) when due [Section 1005 through 1007]; and

  . deliver a report to the Trustee at the end of each fiscal year reviewing our obligations under the indenture [Sections 704 and 1004].

Restriction on Liens

    Some of our assets may be subject to a mortgage or other legal mechanism that gives some lenders preferential rights in those assets over other lenders (including you and the other holders of the debt securities) and over our general creditors if we fail to pay them back. These preferential rights are called "Liens." Under the indenture, we have agreed that the Company and our Domestic Subsidiaries will not become obligated on any new debt that is secured by a Lien on any Principal Domestic Manufacturing Property, or on any shares of stock or debt of any of our Domestic Subsidiaries, unless we grant an equivalent or higher-ranking Lien on the same property to you and the other holders of the debt securities. [Section 1008]

    We do not need to comply with this restriction if the amount of all debt that would be secured by Liens on Principal Domestic Manufacturing Properties (including the new debt and all "Attributable Debt", as described under "Restriction on Sale and Leasebacks" below, that results from a sale and leaseback transaction involving Principal Domestic Manufacturing Properties) is less than 15% of our Consolidated Net Tangible Assets.

    This Restriction on Liens covenant does not apply to debt secured by:

  . Liens on the property of any of our Domestic Subsidiaries, or on their shares of stock or debt, if those Liens existed at the time the corporation became our Domestic Subsidiary;

  . Liens in favor of the Company or our Domestic Subsidiaries;

  . Liens in favor of U.S. Governmental bodies;

  . Liens on property that existed at the time we acquired the property
    (including property we may acquire through a merger or similar transaction) or that we granted in order to purchase the property (sometimes called "purchase money mortgages"); and

  . Liens that extend, renew or replace any of the listed types of Liens.

    The indenture does not limit the amount of unsecured debt of the Company and its subsidiaries.

Restriction on Sale and Leasebacks

    Under the indenture, we have agreed that neither we nor any of our Domestic Subsidiaries will enter into any sale and leaseback transaction involving a Principal Domestic Manufacturing Property, unless we comply with this covenant. A "sale and leaseback transaction" is, in substance, an arrangement between a company and a lender in which the company sells a property to the lender and then leases it back from the lender. [Section 1009]

    This Restriction on Sale and Leaseback covenant does not apply:

  . to a sale and leaseback completed within 120 days after the completion of construction of the property and the beginning of its full operation;

  . if the Company or our Domestic Subsidiary could grant a Lien on the Principal Domestic Manufacturing Property in an amount equal to the Attributable Debt for the sale and leaseback transaction without being required to grant an equivalent or higher-ranking Lien to the holders of the debt securities under the Restriction on Liens described above;

  . to any sale and leaseback transaction that is between the Company and one of our Domestic Subsidiaries or between Domestic Subsidiaries; or

  . that involves a lease for a period of 3 years or less.

    We can comply with this covenant if we retire an amount of Funded Debt, within 120 days of the transaction, that equals or exceeds the greater of: (i) proceeds of the sale of the Principal Domestic Manufacturing Property that we lease in the transaction, or (ii) the fair value of that property (subject to credits for certain voluntary retirements of debt securities and Funded Debt we may make).

Defeasance

    The following discussion of full defeasance and covenant defeasance [Sections 1301 to 1306] will be applicable to your series of debt securities only if we choose to have them apply to that series.

    Full Defeasance. If there is a change in federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the debt securities (called "full defeasance") if we put in place the following other arrangements for you to be repaid:

  . We must deposit in trust for the benefit of all holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

  . There must be a change in current federal tax law or an IRS ruling that lets us make that deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. (Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.)

  . We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above.

    If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall.

    Covenant Defeasance. Under current federal tax law, we can make the same type of deposit described above and be released from certain covenants and the provisions dealing with Consolidation, Merger or Sale, Restriction on Liens and Restriction on Sales and Leaseback described above. The release from these covenants is called "covenant defeasance". In that event, you would lose the protection of these covenants but would gain the protection of having money and securities set aside in trust to repay the debt securities. In order to achieve covenant defeasance, we must do the following

  . We must deposit in trust for the benefit of all holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

  . We must deliver to the trustee a legal opinion of our counsel confirming that under current federal income tax law we may make that deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

    If we accomplish covenant defeasance, the following provisions of the Indenture and the debt securities would no longer apply:

  . Certain covenants previously described on page 6 under "Covenants," and any other covenants applicable to the series of debt securities and described in the Prospectus Supplement.

  . The condition regarding the treatment of Liens when we merge or engage in similar transactions, as previously described under "Consolidation, Merger or Sale."

  . The Events of Default relating to breach of covenants and acceleration of the maturity of other debt, described under "Events of Default."

Registration, Transfer, and Payment of Interest and Principal

Book-entry Debt Securities

    Debt securities of a series may be issued in the form of a global debt security that will be deposited with The Depository Trust Company, New York, New York ("DTC"). See "About DTC" on page 8. This means that we will not issue certificates to each holder. One global debt security will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificated debt security, a global debt security may not be transferred; except that DTC, its nominees, and their successors may transfer a global debt security as a whole to one another.

    Beneficial interests in global debt securities will be shown on, and transfers of global debt securities will be made only through, records maintained by DTC and its participants.

-------------------------------------------------------------------------------

             ABOUT DTC

    DTC has provided us the following information:

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants' accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

    DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. The rules that apply to DTC and its participants are on file with the SEC.

    DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

-------------------------------------------------------------------------------

    DTC will hold the debt securities through its nominee, Cede & Co. We will wire principal and interest payments to Cede & Co. We and the Trustee will treat Cede & Co. as the owner of the global debt securities for all purposes. We, the Trustee and the paying agent will have no direct responsibility if Cede & Co. fails to distribute those payments to owners of beneficial interests in the global debt securities.

    It is DTC's current practice, upon receipt of any payment of principal or interest, to credit participants' accounts on the payment date according to their respective holdings of beneficial interests in the global debt securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to participants whose accounts are credited with debt securities on a record date by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global debt securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in "street name." However, those payments will be the responsibility of the participants and not of DTC, the trustee or us.

    Debt securities represented by a global debt security will be exchangeable for certificated debt securities with the same terms in authorized denominations only if:

  . DTC notifies us that it is unwilling or unable to continue as depositary and we have not appointed a successor depositary within 90 days;

  . DTC ceases to be a clearing agency registered under applicable law; or

  . we determine not to require all of the debt securities of a series to be represented by a global note and notify the trustee of our decision.

Certificated Debt Securities

    If we issue certificated debt securities, they will be registered in the name of the holder of the debt security. The debt securities may be transferred or exchanged, pursuant to administrative procedures in the indenture, without the payment of any service charge (other than any tax or other governmental charge) by contacting the trustee. [Section 305]

    Principal of and interest and any premium on certificated debt securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the prospectus supplement. [Section 202] Debt security payments in other forms will be paid at a place we designate and specify in a prospectus supplement. [Section 301]

                              PLAN OF DISTRIBUTION

    We may sell the debt securities through agents, underwriters or dealers, or directly to one or more purchasers.

Agents

    We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment to sell debt securities on a continuing basis.

Underwriters

    If we use underwriters in the sale, the debt securities will be acquired by the underwriters for their own account. The underwriters may resell the debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the debt securities will be subject to certain conditions. The underwriters will be obligated to purchase all the debt securities of the series offered if any of the debt securities of that series are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

    We may also sell debt securities directly to one or more purchasers without using underwriters or agents.

    Underwriters, dealers, and agents that participate in the distribution of the debt securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive from us and any profit on their resale of the debt securities may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters, dealers or agents will be identified and their compensation described in a prospectus supplement. We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

                        VALIDITY OF THE DEBT SECURITIES

    Our lawyers, Whyte Hirschboeck Dudek S.C., Milwaukee, Wisconsin, will issue an opinion about the validity of the debt securities for us.

                                    EXPERTS

    Deloitte & Touche LLP, independent auditors, audited our consolidated financial statements and schedules for the fiscal years ended September 30, 1997, 1996 and 1995 incorporated by reference in this prospectus and elsewhere in the registration statement. These documents are incorporated by reference in this prospectus in reliance upon the report of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   No dealer, salesperson or other person is authorized to give any information or to represent anything that is not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
                             Prospectus Supplement

The Company..............................................................   S-1
Additional Information...................................................   S-3
Use of Proceeds..........................................................   S-3
Capitalization...........................................................   S-4
Selected Financial Data..................................................   S-5
Management's Summary Discussion and Analysis of Results of Operations and
 Financial Condition.....................................................   S-6
Forward-Looking Statements...............................................   S-8
Description of the Notes.................................................   S-8
Validity of the Notes....................................................   S-9
Underwriting.............................................................  S-10

                                  Prospectus

About this Prospectus....................................................     1
Where You Can Find More Information......................................     1
The Company..............................................................     2
Ratios of Earnings to Fixed Charges......................................     2
Use of Proceeds..........................................................     2
Description of the Debt Securities.......................................     2
Other Defined Terms......................................................     5
About DTC................................................................     8
Plan of Distribution.....................................................     9
Validity of the Debt Securities..........................................     9
Experts..................................................................     9

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 $150,000,000

                          Universal Foods Corporation

                            % Notes due

                                --------------


                                --------------
                            [UNIVERSAL FOODS LOGO]


                             Goldman, Sachs & Co.

                      First Chicago Capital Markets, Inc.
                              A BANK ONE Company

                             ABN AMRO Incorporated


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------